Exhibit 10.51

November 9, 2025

PRIVATE & CONFIDENTIAL
Matthew E. Avril
216 Ocean Way
Vero Beach, FL 32963-2741

Dear Matt,

Congratulations! This letter confirms our offer of employment for you to join Marriott Ownership Resorts, Inc. ("the Company"), a subsidiary of Marriott Vacations Worldwide Corporation ("MVW") at MVW Headquarters as Interim President & Chief Executive Officer (“Interim CEO”), reporting to William Shaw. The effective date is November 10, 2025. Your appointment as Interim CEO has been approved by the Board of Directors of the Company.

Your base salary will be $1,000,000 per year. Upon the appointment of a new Chief Executive Officer following the conclusion of the executive search effort, you will resign from the Interim President & Chief Executive Officer position and serve as an employed advisor to the new Chief Executive Officer until a mutually agreed upon date (not to exceed 60 days after the appointment of the new Chief Executive Officer unless otherwise mutually agreed). While serving as advisor to the new Chief Executive Officer, you will continue to be paid your then current salary and benefits as described herein.

You may become eligible to participate in the Deferred Compensation Program. Your eligibility is based on your annual base salary being equal to or greater than the current definition of a "highly compensated employee" under IRS Code Section 414(q)(1)(B). If you become eligible, you will receive an email invitation during the next open enrollment.

You are eligible to participate in the 401(k) Plan on your first day of employment. You will be automatically enrolled for 3% pre-tax contributions fifteen (15) days following your date of hire or as soon as administratively practicable. Even though you are automatically enrolled in the 401(k) Plan, you may change your percentage contribution at any time. You may increase your contribution or decrease it, including decreasing it to 0%, which stops the contribution deductions. You will also be able to withdraw the automatic contributions within the first thirty (30) days after the first automatic contribution is taken from your paycheck. If you do not withdraw the automatic contributions during this 30-day period, any contributions you withdraw from the 401(k) Plan will be subject to IRS penalties.

For more information, the "Automatic Enrollment/QDIA Notice" will be presented to you with your onboarding documents. To make changes to your 401(k) Plan account or to address any questions regarding the 401(k) Plan, contact Fidelity Investments at 800-835-5095 or www.netbenefits.com.

In this position, you are eligible to receive a stock award under the Marriott Vacations Worldwide Corporation Equity Incentive Plan. Your awards will be comprised of both restricted stock units (“RSU”) and stock appreciation rights

(SARs). Your restricted stock award will be 50,000 RSUs and will vest on the earlier of (i) 12 months from the date of grant or (ii) your termination of employment.

Your SARs award will be 100,000 SARs and will vest on the earlier of (i) 12 months from date of grant or (ii) your termination of employment. You will have six years from date of grant to exercise the SARs. The strike price for the SARs will be determined after the close of the stock market on November 13, 2025.

Additional information will be provided to you at the time any equity award is granted.

The Company will work with you to modify or amend the terms of any equity award (including vesting, payment timing, method, or other terms) to comply with, or to avoid or correct non‑compliance with, Section 409A of the Internal Revenue Code or any applicable Treasury regulations or guidance so long as it does not materially change the value to you or the cost to the Company.

An Enrollment Notification will be sent to your home address that is in the Workday system, which outlines the medical, dental, vision, life, and other benefit plans for which you may be eligible. You may elect your benefits starting the first day of employment up to the sixty (60) days after your hire date. Benefit elections become effective on your thirty-first day (31st) day of employment. Please note that enrolling after the effective date will result in back charges for coverage to the effective date. You may access your enrollment event by going to www.myMVW.com and clicking on the Fidelity icon to login and set up your benefits. If you have any questions on your benefits or would like to enroll via phone, you may contact the Benefits Center at 1-800-835-5095.

The Company believes that a balance between work and nonwork activities is essential to maintain quality performance and a positive work atmosphere. To support this philosophy, the Company has designed a plan that incorporates time off for vacation and personal time into a Personalized Vacation (PVAC") program and a Sick Leave program ("Sick"). As Interim CEO, you are eligible for these PVAC and Sick Leave programs and will have the opportunity to personalize your PVAC usage. Unless otherwise required by applicable law, sick time under the Sick Leave program will be accrued at the rate of six and one-half (6.5) days per calendar year, up to a maximum of 40 days. Please contact our HR Business Partner for full details of the PVAC and Sick Leave programs.

In your position with the Company, you will be entitled to indemnification pursuant to Section 6 of the Company’s Restated Bylaws. You will also be covered by the Company’s director and officer insurance policy.

In the ordinary course of business, compensation and benefit programs and plans may evolve as business needs and laws change. To the extent it becomes necessary and desirable to change any of the programs or plans in which you may participate, such changes will apply to you as they do to other similarly situated associates.

In your position with the Company, you will have access to confidential information, such as, without limitation, financial data, personnel data of others, short-term and long-term business plans, as well as manuals, systems, clients, partner, and investor details. You understand and agree that such information and matters are the property of the Company or its affiliates. Neither during your employment nor following your employment with the Company will you disclose such confidential information and matters to any person without the prior written permission of the Company, except where required or permitted by applicable law.

This letter constitutes the full offer that has been extended to you. However, this letter does not constitute a contract of employment for any period of time, and your employment with the Company is at will, meaning it is subject to termination by you or the Company at any time, with or without notice, and with or without cause. The extension of an employment offer by the Company to you is contingent upon the successful completion of any required pre-

employment checks based upon position which may include background checks, drug testing and motor vehicle record check, where applicable, and your execution of certain agreements, including a dispute resolution agreement and a confidentiality and non-solicitation agreement, where applicable.

Should you have any questions regarding this offer or your ability to comply with our Company policies and procedures, please contact me immediately.

To accept this offer, please sign and return to me no later than November 9, 2025. Feel free to contact me if you have any questions or if I can be of further assistance.

Sincerely,

/s/ William J. Shaw

William J. Shaw	11/10/2025

Chairman of the Board

/s/ Matthew E. Avril

ASSOCIATE SIGNATURE - Matthew E. Avril

11/10/2025

DATE